&F


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
LOWE'S COMPANIES, INC. AND SUBSIDIARY COMPANIES
FISCAL YEARS ENDED JANUARY 31, 1994, 1993 AND 1992

NOTE 1   Summary of Significant Accounting Policies:



                                                                      Page 37
                                                                         &F


The Company is one of America's largest retailers serving the do-it-yourself home improvement, home decor, and home construction markets. Below are those accounting policies considered to be significant.

Subsidiaries and Principles of Consolidation   The consolidated financial statements
include the accounts of the Company and its subsidiaries, all of which are wholly owned.
All material intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents   Cash and cash equivalents include cash on hand, demand
deposits, and short-term investments that are readily convertible to cash within three months of purchase.

Investments   The Company has a cash management program which provides for the investment of excess cash balances in financial instruments which have maturities of up to three years. Investments that are readily convertible to cash within three months of purchase are classified as cash equivalents. Investments with a maturity of between three months and one year are classified as short-term investments and are stated at amortized cost. Investments with maturities greater than one year are classified as long-term and are stated at the lower of amortized cost or market value. Investments consist primarily of tax exempt notes and bonds, auction rate tax exempt securities, and municipal preferred tax exempt stock.

Effective February 1, 1994, the Company adopted Statement of Financial Accounting
Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity
Securities", which stipulates that debt securities not classified as held-to-maturity securities and all equity securities will be carried at fair value. Unrealized gains and losses on such securities will be included in earnings if the securities are classified as trading securities and will be excluded from earnings and reported as a separate component of shareholders' equity until realized if classified as available-for-sale. Debt securities classified as held-to-maturity securities will be carried at amortized cost.
Management does not believe that adoption of SFAS No. 115 will have a material effect on the Company's financial statements. Future financial statement effects of applying this new standard will depend on classification and market values of the securities.

Accounts Receivable   The majority of the accounts receivable arise from sales to professional building contractors principally in the South Atlantic and South Central regions of the United States. The allowance for doubtful accounts is based on historical experience and a review of existing receivables. Sales generated through the Company's private label credit card and consumer installment sales are not reflected in receivables.
These receivables are sold, without recourse, to an outside finance company.

Merchandise Inventory   Inventory is stated at the lower of cost or market. In an effort to more closely match inventory costs and related sales, cost is determined using the last-
in, first-out (LIFO) method. Included in inventory cost are administrative, warehousing and other costs directly associated with buying, distributing and maintaining inventory in a condition for resale.










                                                                       Page 38
                                                                         &F


Property and Depreciation   Property is recorded at cost. Costs associated with major
additions are capitalized and depreciated. Upon disposal, the cost of properties and related accumulated depreciation is removed from the accounts with gains and losses reflected in earnings.

Depreciation is provided over the estimated useful lives of the depreciable assets. Assets are generally depreciated on the straight-line method. Leasehold improvements are depreciated over the shorter of their estimated useful lives or term of the related lease.

Other Assets   Real property representing closed stores are included in other assets at their estimated net realizable value.

Leases   Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term if shorter. The charge to earnings resulting from amortization of these assets is included in depreciation expense in the consolidated financial statements.

Income Taxes   Income taxes are provided for temporary differences between the tax and financial accounting bases of assets and liabilities using the liability method under SFAS
No. 109. The tax effects of such differences are reflected in the balance sheet at the tax rates expected to be in effect when the differences reverse.

Store Pre opening Costs   Costs of opening new retail stores are charged to operations as incurred.

Employee Retirement Plans   Since 1957 the Company has maintained benefit plans for
its employees as described in Note 9. The plans are funded annually.

Earnings Per Share   Earnings per share are calculated on the weighted average shares of common stock and dilutive common stock equivalents outstanding each year. Earnings per share have been retroactively adjusted to reflect the two-for-one stock split described in Note 10. The Company's 3% Convertible Subordinated Notes due July 22, 2003, are
potentially dilutive securities for purposes of calculating earnings per share; however, their effect is not material and fully diluted earnings per share is not presented.



NOTE 2   Accounts Receivable

During 1992, the Company entered into an agreement to sell, with limited recourse, an undivided fractional interest in a designated pool of receivables. As collections reduce previously sold interests in receivables, an interest in new receivables may be sold under the agreement. At January 31, 1994 and 1993, the interest in receivables sold totaled
$121.9 and $107.3 million, respectively. At January 31, 1994 and 1993, the Company had received $90 and $80 million, respectively, in cash and a receivable for $31.9 and $27.3 million, respectively. The $31.9 and $27.3 million receivable are included in Accounts
Receivable - Net in the balance sheet.

The Company maintains an allowance for doubtful accounts because it has retained substantially the same risk of credit loss as if the receivables had not been sold. The allowance for doubtful accounts was $4.7, $4.7, and $4.1 million at January 31, 1994,
1993, and 1992, respectively.




                                                                       Page 39
                                                                         &F








NOTE 3   Merchandise Inventory:

If the FIFO method had been used, inventories would have been $64.5, $49.0 and $39.5 million higher at January 31, 1994, 1993 and 1992, respectively.


NOTE 4   Property and Accumulated Depreciation:

Net property includes $59.0, $33.7 and $13.9 million in assets from capital leases for
Fiscal 1993, 1992 and 1991, respectively.

Property is summarized below by major class:
                                                    Janurary 31
                                               1994      1993      1992
(Dollars in Thousands)
Cost:

Land                                     $,  224,551 $188,562  $116,382
Buildings                                   478,373   421,620   400,877
Store and Office Equipment                  500,811   371,002   302,708
Leasehold Improvements                      113,287    86,756    49,823

Total Cost                                1,317,022 1,067,940   869,790
Accumulated Depreciation and Amortization  (296,788) (280,743) (256,835)
Net Property (Note 12)                   $1,020,234  $787,197  $612,955


NOTE 5   Short-Term Borrowings and Lines of Credit:

The Company has agreements with a group of banks at January 31, 1994, which provide for short-term unsecured borrowings of up to $140 million with interest at the lower of prime or bank transaction rate. The agreements expire on May 1, 1994. In addition the agreements have a commitment fee of .125% annually. The Company expects to renew these agreements at similar terms. These agreements may also be used to support the issuance of commercial paper. The agreements may be withdrawn if there is a material change in the financial condition of the Company. At January 31, 1994, there were no amounts outstanding under these agreements.

Several banks have extended lines of credit aggregating $140 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees of .125% per annum are paid on the amounts used. At January 31, 1994, unused lines of credit totaled $101.9 million.

In addition $200 million is available for the purpose of short-term borrowings on a bid basis from various banks. These lines are uncommitted and are reviewed periodically by both the banks and the Company. At January 31, 1994, there were no amounts outstanding under these lines.


                                                                   Page 40
                                                                      &F



The following relates to aggregate short-term borrowings from banks and commercial paper transactions in Fiscal 1993, 1992 and 1991:







                               Maximum   Average    Weighted
     Category of       WeightedAmount    Amount     Average
     Aggregate Balance Average OutstandinOutstandingInterest Rate
     Short-Termat End oInterestAt Any    During the During the
     BorrowingsYear    Rate    Month End Year (a)   Year (b)

(Dollars in thousands)
Fiscal 1993
Commercial Paper                 $65,000    $15,408      3.30%

Bank Borrowings                   49,000     21,468       3.3

Fiscal 1992
Commercial Paper                 150,000     97,892       3.9

Bank Borrowings                  127,900     66,946         4

Fiscal 1991
Commercial Pape$97,000     4.3    97,000     54,097       5.4

Bank Borrowings$43,500    4.10% $118,200    $42,792      5.50%

(a)  Average of daily ending balances.
(b)  Total interest expense on short-term borrowings for the year divided by average amount outstanding during the year.

NOTE 6   Long-Term Debt:
                                         Fiscal Year
Debt                                     of Final             Janurary 31
Category               Interest Rates    Maturity        1994      1993      1992

(Dollars in Thousands)
Secured Debt1:
Insurance Company Notes6.75% to  9%            1998      $534    $1,323    $2,721
Bank Notes             7.0% *                  1994        17        50        83
Industrial Revenue Bond4.2% *                  1997       833     1,133     1,721
Other Notes            8% to 10%               2005       663       770       892

Unsecured Debt:



                                                                      Page 41
                                                                        &F


Insurance Company Notes   8.25%                1992                           600
Industrial Revenue Bond4.55% to 6.50% *        2020    10,230    11,703    13,086
Industrial Revenue Bond2.25% *                 2005     9,600    10,300    11,000
Unsecured Notes          11.50%                1992                        27,813
Medium Term Notes      6.50% to 8.20%          2022   249,966   217,959
Convertible Subordinate   3.00%                2003   251,524
Bank Notes 4           2.63% to 2.76% *        1996    57,955    57,955    57,955
Capital Leases (Note 125.99% to 12.00%         2033    60,558    34,090    15,479

Total Long-Term Debt                                  641,880   335,283   131,350






Less Current Maturities                                49,547    21,721    17,700

Long-Term Debt, Excluding
  Current Maturities                                 $592,333  $313,562  $113,650

*    Interest rate varies as a percentage of prime rate or other interest index.
     Interest rates shown are as of January 31, 1994, or year of maturity if earlier.
     Prime rate was 6.0% at January 31, 1994.

In April 1992, the Company filed a shelf-registration with the Securities and Exchange
Commission registering up to $250 million of Medium Term Notes to be issued in the future. The Company issued $218 million of these notes in Fiscal 1992. The remaining
$32 million of these notes were issued in February 1993. The notes bear interest rates that range from 6.50% to 8.20% and are scheduled to mature from 1997 to 2022.


At January 31, 1994, the Company had outstanding 25 interest rate swap agreements with financial institutions, having a total notional principal amount of $250 million.  Under the agreements with notional amounts of $10 million each, the Company will receive interest payments at an average fixed rate of 5.71% and will pay interest on the same notional amounts at a floating rate based on an interest rate index, currently estimated at 3.38%.
These swaps are scheduled to terminate in Fiscal 1995. The Company is exposed to credit loss in the event of nonperformance by the banks and financial institutions. However, management does not anticipate such nonperformance.

Debt maturities, exclusive of capital leases (see Note 12), for the next five fiscal years are as follows (in millions):  1994, $47.8; 1995, $13.6; 1996, $4.6; 1997, $13.6 ; 1998, $1.8.

Notes:

   1 Real properties pledged as collateral for secured debt had net book values (in
     millions) at January 31, 1994, as follows:  insurance company notes   $6.1; bank
     notes   $.5; industrial revenue bonds $1.9; and other notes $3.8.

   2 The Company issued notes to secure $11.7 million floating rate monthly demand


                                                                      Page 42
                                                                        &F


     industrial revenue bonds in Fiscal 1985. The interest rates are tied to an interest index based on comparable securities traded at par and other pertinent financial market rates.  With certain restrictions, the bonds can be converted to a fixed interest rate based on a fixed interest index at the Company's option.

   3 On July 22, 1993, the Company sold $287.5 million aggregate principal of its 3%
     Convertible Subordinated Notes due July 22, 2003.  The notes are convertible into
     Lowe's Common Stock at the conversion rate of 38.32 shares of common stock per each $1,000 principal amount.  The notes were issued at an original price of
     $880.27 per $1,000 principal amount, which represented an original issue discount of 11.973% payable at maturity.  Annual interest on the notes at 3% and accretion of the original issue discount represents an annual yield to maturity of 4.5%.  The notes are callable (subject to certain adjustments) at any time on or after July 22,
      1996

   4 The unsecured bank notes were obtained for the purpose of acquiring the






     Company's common stock to fund the ESOP. These notes require that certain financial conditions be maintained, restrict other borrowings, and limit the payment of dividends to $40 million during any one year.

NOTE 7   Disclosures about Fair Values of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, ("Disclosures about Fair Value of
Financial Instruments"). The estimated fair value amounts have been determined, using available market information and appropriate valuation methodologies. However, considerable judgement is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.
The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

(Dollars in Thousands)         Janurary 31, 1994    Janurary 31, 1993
                               Carrying  Fair       Carrying  Fair
                               Amount    Value      Amount    Value
Assets:
     Cash, Cash Equivalents and
     Short-Term Investments     $108,468   $108,493   $54,849   $54,849
     Net Receivables              53,301     53,301    53,288    53,288
     Long-Term Investments        40,408     40,801    23,270    23,664
Liabilities:
     Accounts Payable            467,278    467,278   330,584   330,584
     Short-Term Debt               2,281      2,281     3,193     3,193
     Long-Term Debt              641,880    772,466   335,283   340,578

Off-Balance Sheet Financial Instruments-
     Unrealized Gains
     Interest Rate Swap Agreements            4,421               2,434


                                                                      Page 43
                                                                        &F




Cash, cash equivalents and short-term investments, receivables, accounts payable, and
short-term debt   The carrying amounts of these items are a reasonable estimate of their fair value.

Long-term investments   The fair value is estimated from quoted market prices for these or similar investments.

Long-term debt   Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

Interest rate swap agreements   The fair value of interest rate swaps is the amount at
which they could be settled, based on estimates obtained from dealers.



NOTE 8   Income Taxes:

(Dollars in Thousands)


                                                                       Page 6
                                                                         &F



Fiscal Years End on January 31 Fiscal 1993          Fiscal 1992         Fiscal 1991
of Following Year              Amount          %    Amount          %   Amount          %
                                         Statutory Rate Reconciliation
Pre-Tax Earnings                $198,324     100.00% $125,892    100.00%   $4,951   100.00%
Federal Income Tax at Statutory
     Rate                         69,413         35    42,803        34     1,683       34
State Income Taxes-Net of Federal
     Tax Benefit                   2,340        1.2     1,443       1.1       131      2.6
Other                             (5,215)      -2.6    (3,074)     -2.4    (3,350)   -67.6
Total Income Tax Provision       $66,538      33.60%  $41,172     32.70%  ($1,536)  -31.00%

                                         Components of Income Tax Provision
Current
     Federal                     $58,088      87.30%  $31,289     76.00%  $23,524 -1531.50%
     State                         2,590        3.9     1,651         4       198    -12.9
Total Current                     60,678       91.2    32,940        80    23,722 *********
Deferred
     Federal                       4,850        7.3     7,697      18.7   (25,258)1,644.40
     State                         1,010        1.5       535       1.3         0        0
Total Deferred                     5,860        8.8     8,232        20   (25,258)1,644.40
Total Income Tax Provision       $66,538     100.00%  $41,172    100.00%  ($1,536)  100.00%



                                                                       Page 44
                                                                          &F



Deferred income taxes arise principally from the temporary differences between financial reporting and income tax reporting of depreciation and certain other accrued expenses.
During Fiscal Year 1991, the tax effect of the restructuring charge resulted in a deferred tax benefit representing future tax deductible expenditures which substantially offset existing deferred tax liabilities.

The tax effect of cumulative temporary differences and carryforwards that gave rise to the deferred tax assets and liabilities and the related valuation allowance at January 31, 1994, are as follows (in thousands):
                                         Janurary 31, 1994              Janurary 31, 1993
                                 Assets  Liabilities    Total   Assets  Liabilitie   Total
Accrued Store Restructuring Cos  $22,381              $22,381   $19,152            $19,152
Excess Tax Over Book Depreciation          ($46,787)  (46,787)           ($34,930) (34,930)
Excess Book Over Tax Property T    4,944     (1,038)    3,906     3,445    (1,921)   1,524
Other, Net                        18,355     (7,994)   10,361    16,479    (6,924)   9,555
Less Valuation Allowance          (3,726)              (3,726)   (3,306)            (3,306)
                       Total     $41,954   ($55,819) ($13,865)  $35,770  ($43,775) ($8,005)

The valuation allowance increased $420,000 and $559,000 during the years ended
January 31, 1994 and 1993, respectively.

NOTE 9   Employee Retirement Plans:

The Company's contribution to its Employee Stock Ownership Plan (ESOP) is determined annually by the Board of Directors. The ESOP covers all employees after completion of one year of employment and 1000 hours of service during that year.
Contributions are allocated to participants based on their eligible compensation relative to total eligible compensation. The Board authorized contributions totaling 13% of eligible compensation for each of the Fiscal Years 1993, 1992 and 1991. Contributions may be
made in cash or shares of Lowe's Companies, Inc. common stock and are generally made in the following fiscal year.

On January 29, 1993, the Board of Directors authorized the funding of the Fiscal 1992
ESOP contribution primarily with a new issue of the Company's common stock. During
Fiscal 1993, the Company issued 1,696,034 shares with a cost of $30.6 million, or a weighted average cost per share of $18.02. The remaining Fiscal 1992 contribution was funded with $1.0 million in cash. On January 31, 1994, the Board of Directors authorized the funding of the Fiscal 1993 ESOP contribution primarily with the issuance of new shares of the Company's common stock. As of January 31, 1994, the Employee Stock
Ownership Trust held approximately 21.6% of the outstanding common stock of the
Company and was its largest shareholder.

Shares allocated to ESOP participants accounts are voted by the Trustee according to the participants' voting instructions. Unallocated shares and shares for which no voting


                                                                      Page 45
                                                                         &F


instructions are received are voted by the Trustee as directed by a management committee. At January 31, 1994, there were no unallocated shares.

The Board of Directors determines contributions to the Company's Employee Savings and Investment Plan (ESIP) each year based upon a matching formula applied to employee contributions. All employees are eligible to participate in the ESIP on the first day of the month following completion of one year of employment. Company contributions to this plan for Fiscal 1993, 1992 and 1991 were $3.9, $3.4 and $2.9 million, respectively. The Company's common stock is an investment option for participants in the ESIP. As of January 31, 1994, the ESIP held approximately .7% of the outstanding common stock of the Company. Shares held in the ESIP are voted by the trustee as directed by an administrative committee of the ESIP.

The Company does not believe that it has any material liability for postemployment or post-retirement benefits.

NOTE 10   Shareholders' Equity:

On March 7, 1994, the Board of Directors announced a two-for-one stock split effective
March 31, 1994 to shareholders of record on March 16, 1994. Accordingly, in the financial statements, an amount equal to the par value of the additional shares issued has been transferred from Retained Earnings to Common stock retroactive to January 31,
1991. Shares and per share amounts in the financial statements and footnotes have been adjusted to give retroactive effect to the split.

In conjunction with the stock split, the Board of Directors increased the authorized number of shares to 240 million effective March 16, 1994. Authorized shares of common stock were 120 million at January 31, 1994, 1993 and 1992.


Transactions affecting the shareholders' equity section of the consolidated balance sheets are summarized as follows:







(In Thousands)                           Shares     (In Thousands)      Shareholders' Equity
                                                              Capital in
                                                    Common    Excess of Retained  Total
                                         OutstandingStock     Par Value Earnings  Equity
Balance January 31, 1991                    145,840   $72,920  $169,177  $440,575 $682,672
Net Earnings                                                                6,487    6,487
Tax Effect of Incentive
     Stock Options Exercised (Note 11)                               61                 61
Cash Dividends                                                            (20,020) (20,020)
Stock Options Exercised(Note 11)                232       116     1,269       (87)   1,298
Stock Received for Exercise


                                                                       Page 46
                                                                         &F


     of Stock Options                           (12)       (6)      (13)      (56)     (75)
Shares Purchased and Retired                   (300)     (150)     (346)   (1,373)  (1,869)

Balance January 31, 1992                    145,760    72,880   170,148   425,526  668,554
Net Earnings                                                               84,720   84,720
Tax Effect of Incentive
     Stock Options Exercised (Note 11)                               80                 80
Cash Dividends                                                            (21,153) (21,153)
Stock Options Exercised (Note 11)               186        93       986       (60)   1,019

Balance January 31, 1993                    145,946    72,973   171,214   489,033  733,220
Net Earnings                                                              131,786  131,786
Tax Effect of Incentive
     Stock Options Exercised (Note 11)                              172                172
Cash Dividends                                                            (23,571) (23,571)
Stock Options Exercised(Note 11)                245       122     1,442       (60)   1,504
Stock Issued to ESOP (Note 9)                 1,696       848    30,134      (424)  30,558

Balance January 31, 1994                    147,887   $73,943  $202,962  $596,764 $873,669



On January 10, 1994, the Company filed with the Securities and Exchange Commission a shelf registration statement covering $500 million of "unallocated" debt or equity securities.  The shelf registration enables the Company to issue common stock, preferred stock, senior unsecured debt securities or subordinated unsecured debt securities from time to time.  The shelf registration was approved by the Securities and Exchange
Commission effective February 8, 1994.

The Company has 5 million authorized shares of preferred stock ($5 par), none of which have been issued. The preferred stock may be issued by the Board of Directors (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences and such conversion and other rights as may be designated by the
Board of Directors at the time of issuance of the preferred shares.

The Company has a shareholder rights plan which provides for a dividend distribution of one preferred share purchase right on each outstanding share of common stock.  Each purchase right will entitle shareholders to buy one unit of a newly authorized series of preferred stock.  A shareholder's interest is not diluted by the effects of a stock dividend or stock split.  Each unit is intended to be the equivalent of one share of common stock.
The purchase rights will be exercisable only if a person or group acquires or announces a tender offer for 20% or more of Lowe's common stock.  The purchase rights do not apply to the person or group acquiring the stock.  The purchase rights will expire on September
19, 1998.





                                                                      Page 47
                                                                         &F


NOTE 11   Stock Options:

The Company has a stock option plan under which incentive and non-qualified stock options may be granted to key employees. Four million common shares were reserved for option purposes. Options granted are exercisable from the date of grant through expiration dates which range from 1994 through 1997. At January 31, 1994, there were
1,423,640 shares available for options that could be granted.

Option information is summarized as follows:

Key Employee Stock Option Plan

                                         Option Price
                                         Per Share
Outstanding January 31, 1991         764 $4.063, $5.344, $6.375
     Canceled or Expired              -6                $5.84
     Exercised                      -228 $4.063, $5.344, $6.375

Outstanding January 31, 1992         530 $4.063, $6.375
     Granted                          30    $10.188
     Canceled or Expired              -3 $4.063, $6.375
     Exercised                      -186 $4.063, $6.375

Outstanding January 31, 1993         371 $4.063, $6.375, $10.188
     Exercised                      -217 $4.063, $6.375

Outstanding January 31, 1994         154 $6.375, $10.188



Prior to Fiscal 1989, all options granted were incentive options whereby the option prices were at least equal to the fair market values of the stock at the grant dates. Since Fiscal
1989, all options granted have been adjustable non-qualified options exercisable at a maximum price of $10.188 per share. Upon exercise of a non-qualified option, the optionee makes a payment to the Company equal to the shares' fair market value on the date the option was granted.  In accordance with a formula set forth in each option agreement, the Company uses part of the option price to make a federal income tax deposit on behalf of the optionee.

During Fiscal 1989, shareholders approved a Non-Employee Directors' Stock Option
Plan. This Plan provided that adjustable non-qualified options representing 4,000 shares of Lowe's common stock would be granted to each outside Director following the Annual
Meeting in 1989, 1990, 1991, 1992 and 1993. Two hundred thousand shares of common


                                                                       Page 48
                                                                         &F


stock were reserved to fulfill the requirements of this Plan. Options representing 28,000 shares were granted under this Plan in each of Fiscal 1989, Fiscal 1990, Fiscal 1991,
Fiscal 1992 and Fiscal 1993, of which options representing 32,000 shares have been exercised. The option price per share was $6.375 for Fiscal 1989, $10.906 for Fiscal
1990, $8.625 for Fiscal 1991, $10.969 for Fiscal 1992 and $18.875 for Fiscal 1993.  The
non-qualified options granted to Directors include the same tax deposit feature described above with respect to the Key Employee Stock Option Plan.

At January 31, 1994, options for 154,220 shares were exercisable under the Key
Employee Stock Option Plan and options for 108,000 shares were exercisable under the
Non-Employee Directors' Stock Option Plan.

Incentive stock option shares which are sold by the optionee within two years of grant or one year of exercise result in a tax deduction for the Company equivalent to the taxable gain recognized by the optionee. For financial reporting purposes, the tax effect of this deduction is accounted for as a credit to capital in excess of par value rather than as a reduction of income tax expense. Such optionee sales resulted in a tax benefit to the
Company of approximately $172 thousand, $80 thousand and $61 thousand during Fiscal
Years 1993, 1992 and 1991, respectively.

NOTE 12   Leases:

The future minimum rental payments required under capital and operating leases having initial or remaining noncancelable lease terms in excess of one year are summarized as follows:

                               Operating Leases     Capital Leases
Fiscal Year                    Real EstatEquipment  Real EstatEquipment Total
(Dollars in Thousands)
1994                             $39,624     $1,217    $6,312      $565   $47,718
1995                              49,072        482     6,202       355    56,111
1996                              48,208        136     6,226       123    54,693
1997                              47,323         10     6,246         4    53,583
1998                              44,368         10     5,845              50,223
Later Years                      638,694          9   101,115             739,818

Total Minimum Lease
     Payments                  $867,289*     $1,864  $131,946    $1,047 $1,002,146
Total Minimum Capital
     Lease Payments                                  $132,993
Less Amount Representing
     Interest                                          72,435

Present Value of Minimum
     Lease Payments                                    60,558
Less Current Maturities                                 1,790

Present Value of Minimum




                                                                     Page 49
                                                                       &F






     Lease Payments,
     Less Current Maturities                          $58,768

* Total minimum payments have not been reduced by minimum sublease rentals of $1.8 million to be received in the future under noncancelable subleases.

Rental expenses under operating leases for real estate and equipment were $27.2 million,
$20.4 million and $15.1 million in Fiscal 1993, 1992 and 1991, respectively.

The Company leases certain store facilities under agreements with original terms generally of twenty years.  Agreements generally provide for contingent rental based on sales performance in excess of specified minimums. To date, contingent rentals have been very nominal. The leases typically contain provisions for four renewal options of five years each. Certain equipment is also leased by the Company under agreements ranging from two to five years. These agreements typically contain renewal options providing for a renegotiation of the lease, at the Company's option, based on the fair market value at that time.


The Company entered into a lease agreement in January 1993 for ten store properties with a total cost of approximately $70.6 million. The lease terms will be finalized as the stores open. The rental amounts will be based on the cost of the property plus the borrowing cost of the lessor. The agreement also called for the Company to advance part of the acquisition cost of the properties to be reimbursed by the Lessor. At January 31, 1994, the
Company had a receivable from the Lessor of $44.0 million classified on the balance sheet under Other Current Assets. The minimum lease payments under this agreement will be dependent on the final cost and financing of the lessor and are not included in the table above. The Company expects these leases will be classified as operating leases.

The Company entered into a lease agreement in August 1990 for nine store properties.
The initial terms of these leases are five years with renewal terms for up to an additional thirty-five years. The rental amounts are based on the cost of the property plus the borrowing cost of the lessor. Under the agreement, the Company advanced part of the acquisition cost of the properties and at January 31, 1993 had a receivable from the lessor of $17.4 million classified on the balance sheet under Other Current Assets.


NOTE 13   Commitments, Contingencies and Litigation:

The Company had purchase commitments at January 31, 1994, of approximately $24.4 million for land, buildings and construction of facilities, and $16.6 million for equipment.

See Note 12 concerning commitments related to lease agreements.

The Company is a defendant in legal proceedings considered to be in the normal course of business and none of which, singularly or collectively, are considered material to the
Company as a whole. Potential liability in excess of the Company's self-insured retention under these proceedings is covered by insurance.




                                                                      Page 50
                                                                        &F


NOTE 14   Store Restructuring:

In Fiscal 1991, the Company recorded a pre-tax fourth quarter charge of $71.3 million for the expected costs and expenses required to accelerate the Company's conversion from a chain of small stores to a chain of large stores. The restructuring charge is composed primarily of write-downs of long-lived assets to their net realizable value, principally real estate for owned locations, certain leasehold improvements, fixtures and equipment. It also includes certain relocation costs and expenses. The charge included stores relocated under the restructuring plan in the fourth quarter of Fiscal 1991 and those scheduled for closing and relocation through Fiscal 1995.

NOTE 15   Other Information:

(Dollars in Thousands)

Net interest expense is composed of the following:

Years Ended January 31,                        1994      1993      1992
Long-Term Debt                              $25,146   $12,634   $14,467
Short-Term Debt                               1,217     6,529     5,317
Amortization of Loan Costs                      272       274       125
Cost of Early Debt Retirement                                     1,149
Short-Term Interest Income                   (4,765)   (1,989)   (3,006)
Interest Capitalized                         (3,592)   (1,849)   (1,114)
Net Interest Expense                         18,278    15,599    16,938

Supplemental Disclosures of Cash Flow Information:

Years Ended January 31,                       1,994     1,993     1,992

Cash Paid for Interest
(Net of Amount Capitalized)                  25,677    17,857    22,162
Cash Paid for Income Taxes                   58,761    40,042    21,028

Noncash Investing and Financing Activities:

Fixed Assets Acquired under
Capital Leases                               29,343    24,566     2,595
Common Stock Issued to ESOP (Note 9)         30,558
Common Stock Received for
Exercise of Stock Options                                            75
Notes Received in Exchange
for Property                                    886     1,536     2,478


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                                                                          &F


Supplemental Disclosure of Operating Expenses:

Advertising expenses were $59.3, $65.0 and $61.8 million for Fiscal 1993, 1992 and 1991, respectively.
